UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41598

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 MARIN STREET SUITE 416

                                   (No. and Street)

THOUSAND OAKS	CA	91360
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN STARK	818-735-9860	steve@starkmb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRIAN W. ANSON, CPA

                      (Name – if individual, state last, first, and middle name)

18455 BURBANK BLVD., SUITE 404	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___STEPHEN STARK_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___I.E. INVESTMENTS, INC DBA STARK MUNICIPAL BROKERS_____, as of ___12/31_____, 2 _022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

CHIEF EXECUTIVE OFFICER



Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ACKNOWLEDGMENT   CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Ventura_ }

On _2/21/2023_ before me, _Tommy Sobhanpanah Notary Public_
　　　　　Date 　　　　　　　　　　　　　*Here Insert Name and Title of the Officer*

personally appeared _Stephen T. Stark Jr._
　　　　　　　　　　　　　　　　　Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



TOMMY SOBHANPANAH
Notary Public - California
Ventura County
Commission # 2379528
My Comm. Expires Nov 18, 2025

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　　Signature of Notary Public

───────── OPTIONAL ─────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Oath or Affirmation_

Document Date: _2/21/2023_ 　　　　　 Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _Stephen T. Stark Jr._ 　　Signer's Name: _____
☐ Corporate Officer – Title(s): _____ 　☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General 　　　☐ Partner – ☐ Limited ☐ General
☐ Individual 　　☐ Attorney in Fact 　　☐ Individual 　　☐ Attorney in Fact
☐ Trustee 　　　☐ Guardian or Conservator 　☐ Trustee 　　☐ Guardian or Conservator
☐ Other: _____ 　　　　　　　☐ Other: _____
Signer is Representing: _____ 　Signer is Representing: _____

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. My responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The Supplemental Information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2021.
Tarzana, California
February 10, 2023

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which I.E. Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) I.E. Investments, Inc. dba Stark Municipal Brokers stated that I.E. Investments, Inc. dba Stark Municipal Brokers met the identified exemption provision throughout the year ended December 31, 2022, without exception. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2023

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder's and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and SIPC, solely to assist you and SIPC in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2023

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022


I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022


Assets

Assets

Cash and cash equivalents	$	296,683
Deposits with clearing organization		56,624
Receivables, clearing organization		2,827
Receivables, officer		2,488
Receivables, other		24,648
Prepaid expenses and other assets		106,646
Right of use assets - operating leases		82,746
Deferred taxes		21,797
Total Assets	$	594,459

Liabilities and Stockholder's Equity

Liabilities

Payables, clearing organization	$	84
Accounts payable		26,263
Income taxes payable		2,134
Operating lease liabilities		89,704
Total Liabilities		118,185

Stockholder's Equity

Common stock, $100 stated value, 100,000 shares authorized, 1,700 shares issued and outstanding		170,000
Retained earnings		306,274
Total Stockholder's Equity		476,274
Total Liabilities and Stockholder's Equity	$	594,459

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2022

Revenues		
Commissions	$	1,312,529
Realized gains from investments		31,531
Total Revenues		1,344,060
Operating Expenses		
Employee costs and benefits		817,673
Information, technology and communication		173,259
Travel and promotion		98,295
Occupancy		50,210
Clearing, trading and exchange fees		40,885
Professional fees		20,581
Other expenses		69,304
Total Operating Expenses		1,270,207
Income from Operations		73,853
Other Income		
Interest income		2,964
Total Other Income		2,964
Net Income Before Income Taxes		76,817
Provision for Income Taxes		19,967
Net Income	$	56,850

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2022

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance - Beginning	$ 170,000	$ 249,424	$ 419,424
Net Income	--	56,850	56,850
Balance - Ending	$ 170,000	$ 306,274	$ 476,274

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net income	$	56,850
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred taxes		13
Realized gain from investments		(31,531)
Changes in operating assets and liabilities:		
Deposits with clearing organization		(141)
Receivables, clearing organization		5,390
Receivables, officers		(1,098)
Receivables, other		(24,648)
Prepaid expenses and other assets		419
Prepaid income taxes		17,020
Right of use assets - operating leases		32,050
Payables, clearing organization		(28)
Accounts payable		(11,016)
Income taxes payable		2,134
Operating lease liabilities		(35,701)
Net cash provided by operating activities		9,713
Cash flows from investing activities:		
Realized gain from investments		31,531
Cash flows from financing activities:		--
Net increase in cash and cash equivalents		41,244
Cash and cash equivalents - beginning of year		255,439
Cash and cash equivalemts - end of year	$	296,683
Supplemental disclosures of cash flow information:		
Income taxes paid	$	800
Interest expense paid	$	1,347

The accompanying notes are an integral part of these financial statements

Note 1- General and Summary of Significant Accounting Policies

General

I.E. Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purpose on straight-line basis using the modified accelerated depreciation system. For the year ended December 31, 2022, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

Right of Use Assets – Operating Leases

The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right of use ("ROU") asset with a corresponding lease liability. The Company does not recognize ROU assets and liabilities for leases with a term of 12 months or less.

Note 1- General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a C Corporation for Federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification ("ASC")740, *Income Taxes.*

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided.

Investments

Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1- General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimated.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of this report which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have impact on its financial statement.

Note 2 - Deposits with Clearing Organization

The Company, under SEC Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of SEC Rule 15c3-3. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934. The clearing Broker has custody of the certain cash balance maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2022 was $56,624.

Note 3 - Receivables from and Payables to Clearing Organization

The Company recognizes revenue at trade date and the amounts receivable include unsettled trades. This complies with the Municipal Securities Rulemaking Board. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivables for unsettles trades in the amount of $2,827 as of December 31, 2022.

Note 4 – Receivables, Other

The Company entered into an agreement dated January 15, 2022 (the "Agreement") with Information Publishing, Inc. to sell the Company's 10.27% limited partnership interest in Municipal Bond Information Services, LLC ("MBIS"). Under the Agreement, the Company received $6,883 during the year and for five (5) years beginning in 2023, the Company will receive annual installment payments calculated by a percentage of excess revenue formula defined in the Agreement or $4,930, whichever is higher. The calculated gain on the sale of the Company's interest in MBIS is $31,531, which is the sum of the payments received during the year plus the five minimum annual installment payments due, and is reported on the Statement of Income under Revenues, Realized gains from investments. The balance of the installment payments due as of December 31, 2022 is $24,648 and is reported on the Statement of Financial Condition under Receivables, Other. Management believes the amount receivable under the sale agreement is collectible and no allowance for uncollectable accounts is warranted.

Note 5 - Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The current and deferred portion of the income tax expense included in the statement of income for the year ended December 31, 2022 is as follows:

	Current	Deferred	Total
Federal tax expense	$ 18,154	$ 1,411	$ 19,565
State tax expense (recovery)	1,800	(1,398)	402
Total income tax expense	$ 19,954	$ 13	$ 19,967

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 are:

Deferred tax assets (liabilities):	
Operating loss carryover	$ 24,168
Operating lease amortization	2,046
Donations carryover	2,034
Passive loss carryover	796
Deferred revenue	(7,247)
Total	$ 21,797

Note 5 - Income Taxes (Continued)

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2022.

The Company files Federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2022.

Note 6 – Commitments

Operating Leases

Operating leases are included in the Right of use lease assets – operating leases and Operating lease liabilities on the Statement of Financial Condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a sixty-four-month agreement dated August 10, 2018 that commenced on November 1, 2018 for its office space in Thousand Oaks, CA. Lease expense for the Thousand Oaks office space was $50,210 for year ended December 31, 2022 and is reported on the Statement of Income, under Operating Expenses, Occupancy. The discount rate used to compute the lease liability and ROU asset at the commencement date of the lease is 10.42%, which is the implicit rate. The implicit rate was computed using current estimated market value data readily available to determine the current asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. The lease contains a renewal option for five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

The Company is obligated under the terms of two non-concealable operating leases of automobiles. Lease expense for automobiles for the year ended December 31, 2022 was $18,719 and is reported on the Statement of Income, under Operating Expenses, Travel and promotion. The discount rate used to compute the lease liabilities and ROU assets at the commencement date of the leases is the implicit rate in the leases, computed using current and residual asset values stated in the leases and the lease costs to compute the implicit rate. The implicit rates in the two automobile leases are 0.07% and 4.03%.

Note 6 – Commitments (Continued)

Operating Leases (Continued)

The total of the commitments over the remaining non-concealable terms as follows:

Year ending December 31,	
2023	73,026
2024	20,817
2025	350
Total undiscounted lease payments	94,193
Less: imputed interest	4,489
Total operating lease liabilities	$ 89,704

Other information related to leases as of December 31, 2022 is as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $73,510

Supplemental non-cash investing and financing activities information:

Weighted average remaining operating lease term: 1.4 years

Weighted average discount rate for operating leases: 8.29%

The Company leases various software under short term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $150,085 for the year ended December 31, 2022 and is reported on the Statement of Income, under Operating Expenses, Information, technology and communication. Short term and month-to-month leases are not included in the weighted averages listed above.

Note 7 - Concentrations - Revenue

The Company received thirteen (13) percent of its revenue from one customer. This concentration of revenue is material to the Company operations as a whole.

Note 8 - Risk and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 9 - Related Party

The related party to the Company is stockholder Stephen Stark. Transactions with related the party are limited to the use of the Company credit card. Throughout the year certain officer's personal expenses are paid by the Company. The advances are due on demand and do not bear interest and are repaid annually. There was a balance due of $2,488 from the related party for the year ended December 31, 2022 and is reported on the Statement of Financial Condition under Assets, Receivables, officer.

Note 10 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

Note 11 - Net Capital Requirements

The Company is subject to Uniform Net Capital Rule pursuant to SEC Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2022 was $313,831. This exceeded minimum net capital requirements by $163,831.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-1

AS OF DECEMBER 31, 2022

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2022.

Computation of net capital

Common stock	$	170,000		
Retained earnings		306,274		
Total stockholder's equity			$	476,274
Receivable, officer		2,488		
Receivable, other		24,648		
Prepaid expenses and other assets		106,646		
Right of use assets - operating leases		580		
Deferred taxes		21,797		
Total non-allowable assets				156,159
Net capital before haircuts				320,115

Less: Haircuts on securities

Haircuts on marketable securities		4,569		
Undue concentration		1,715		
Total haircuts on securities				6,284
Net Capital				313,831

Aggregate indebtedness

Total liabilities	$	118,185	
Less: Operating lease liabilities to extent of ROU asset		82,166	
Aggregate indebtedness	$	36,019	

Computation of basic net capital requirement
Minimum net capital requirement:

6 2/3 percent of net aggregate indebtedness	$	2,401	
or minimum dollar net capital requirement		150,000	

Net capital required (greater of above)		150,000
Excess net capital	$	163,831
Ratio of aggregate indebtedness to net capital		.11:1

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

AS OF DECEMBER 31, 2022

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE III-INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2022

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Amount
Total assessment	$ 1,957
SIPC-6 general assessment Payment made on July 28, 2022	(904)
SIPC-7 general assessment payment made on February 1, 2023	(1,053)
Total assessment balance (overpayment carried forward)	$ -

See report of independent registered public accounting firm

STARK
MUNICIPAL BROKERS

<u>EXEMPTION REPORT</u>

I.E. Investments, Inc. dba Stark Municipal Brokers claims exemption under SEC Rule 15c3-3(k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer "who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with another clearing broker or dealer." The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022, without exception.

(signature)

Stephen Stark

CEO
Title

2/10/23
Date